04009535

MAR 1 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
MAR 03 2004
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for February 27, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

102312 SASCO 2004-S1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 27, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit	Page
99.1 Computational Materials	5
99.2 Computational Materials	28

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-S1

$251,925,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-S1
SENIOR/SUBORDINATE CERTIFICATES BACKED BY 2ND LIEN MORTGAGES

To 10% Call

Class	Approx. Size ($) (1)	Coupon/ Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	C/E(3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)
A1	$157,847,000	1M Libor	1.11	1-31	32.10%	TBD	12/25/2033	Aaa/AAA
A2	$18,500,000	1M Libor	3.51	31-77	32.10%	TBD	12/25/2033	Aaa/AAA
M1	$23,303,000	1M Libor	5.78	54-77	22.85%	TBD	12/25/2033	Aa2/AA
M2	$19,524,000	1M Libor	4.78	44-77	15.10%	TBD	12/25/2033	A2/A
M3	$11,337,000	1M Libor	4.53	41-77	10.60%	TBD	12/25/2033	Baa1/BBB+
M4	$6,928,000	1M Libor	4.45	40-77	7.85%	TBD	12/25/2033	Baa2/BBB
M5	$3,653,000	1M Libor	4.41	39-77	6.40%	TBD	12/25/2033	Baa3/BBB-
B1	$6,424,000	7.00%	1.41	14-20	3.85%	N/A	12/25/2033	Ba1/BB+
B2	$4,409,000	7.00%	1.01	10-14	2.10%	N/A	12/25/2033	Ba2/BB

To Maturity

Class	Approx. Size ($) (1)	Coupon/ Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	C/E(3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)
A1	$157,847,000	1M Libor	1.11	1-31	32.10%	TBD	12/25/2033	Aaa/AAA
A2	$18,500,000	1M Libor	4.41	31-171	32.10%	TBD	12/25/2033	Aaa/AAA
M1	$23,303,000	1M Libor	6.48	54-157	22.85%	TBD	12/25/2033	Aa2/AA
M2	$19,524,000	1M Libor	5.23	44-147	15.10%	TBD	12/25/2033	A2/A
M3	$11,337,000	1M Libor	4.95	41-134	10.60%	TBD	12/25/2033	Baa1/BBB+
M4	$6,928,000	1M Libor	4.83	40-122	7.85%	TBD	12/25/2033	Baa2/BBB
M5	$3,653,000	1M Libor	4.75	39-113	6.40%	TBD	12/25/2033	Baa3/BBB-
B1	$6,424,000	7.00%	1.41	14-20	3.85%	N/A	12/25/2033	Ba1/BB+
B2	$4,409,000	7.00%	1.01	10-14	2.10%	N/A	12/25/2033	Ba2/BB

(1) Subject to a permitted variance of ± 5% in aggregate.
(2) The Certificates will be priced assuming the mortgage loans prepay at a speed of 30% CPR.
(3) Credit Enhancement assumes initial overcollateralization has built to the target of 2.10%.

Origination and Servicing

The majority of the mortgage loans were originated by Fieldstone (71.61%), Option One (22.28%) and Aames (5.84%) and as of the closing date will be serviced by Wells Fargo (59.38%), Option One (22.28%), Ocwen (12.10%) and Chase (5.98%).

Credit Enhancement

The Overcollateralization Target with respect to any Distribution Date prior to the Stepdown Date or for which a Trigger Event is in effect is equal to 2.10% of the Cut-Off Date Collateral Balance. The Overcollateralization Target with respect to any Distribution Date on or after the Stepdown Date and for which a Trigger Event is not in effect is equal the greater of (i) 0.50% of the Cut-Off Date Collateral Balance and (ii) the lesser of (a) 2.10% of the Cut-Off Date Collateral Balance and (b) 4.20% of the Current Collateral Balance.

The "Overcollateralization Amount" with respect to any Distribution Date is equal to the excess of (x) the current collateral balance over (y) the aggregate Class Principal Balance of the Certificates after giving effect to distributions on such Distribution Date.

Classes A1 and A2 (the "Class A Certificates") will have limited protection by means of the subordination of the Class M1, M2, M3, M4, M5, B1 and B2 Certificates (the "Subordinate Certificates"). The Class A Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to the Class B Certificates and all other Classes of Class M Certificates with a higher numerical designation, and the Class B1 Certificates will be senior to the Class B2 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the amount of the excess (such reduction, an "Applied Loss Amount") in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid as follows:

1) to the Class A1 and A2 Certificates, sequentially and in that order, until reduced to zero; and

2) to the Class M1, M2, M3, M4, M5, B1 and B2 Certificates, sequentially and in that order, until reduced to zero.

On or after the Stepdown Date, as long as a Trigger Event is not in effect, principal will be paid as follows:

1) to the Class A1 and A2 Certificates, sequentially and in that order, until the Senior Enhancement Percentage is equal to two times the Initial Senior Enhancement Percentage; and

2) to the Class M1, M2, M3, M4, M5, B1 and B2 Certificates, sequentially and in that order, until the respective Enhancement Percentage for each Class is equal to two times the respective Initial Enhancement Percentage.

The Stepdown Date is the later of (i) the Distribution Date upon which the Initial Senior Enhancement Percentage doubles (i.e. meets the targeted Senior Enhancement Percentage) or (ii) the 37th distribution date.

Interest Payment Priority

The Interest Rates for the Class A1, Class A2, Class M1, Class M2, Class M3, Class M4 and Class M5 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) the Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rates for the Class B1 and Class B2 Certificates (the "Fixed Rate Certificates) will be equal to the lesser of (i) 7.00% and (ii) the Net Funds Cap. Interest for the Fixed Rate Certificates will be calculated on a 30/360 basis.

The Accrual Period for the LIBOR Certificates and the Fixed Rate Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on February 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Class A2 Certificates on a *pro rata* basis

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, B1 and B2, sequentially and in that order;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Prior to the Distribution Date in September 2004, all remaining interest to the Class X Certificates;

(7) To pay as *principal* according to the principal paydown rules in effect for that Distribution Date, until the Overcollateralization Target has been reached;

(8) To pay to the Class A Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, in proportion to their Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts;

(9) To pay to the Subordinate Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to be paid in the same order as priority (3) above;

(10) To pay as *principal* to the Class B2 and Class B1 Certificates, sequentially and in that order, until reduced to zero;

Interest Payment Priority (continued);

(11) To pay to the Subordinate Certificates, any Deferred Amounts to be paid in the same order as priority (3) above; and

(12) To pay remaining amounts to the holder of the Class X Certificate.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period *provided, however*, that in the case of the Class B1 and Class B2 Certificates clause (b) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) the amount calculated under its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, the Class B2, Class B1, Class M5, Class M4, Class M3, Class M2 and Class M1 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the current collateral balance of the loans is reduced to less than 10% of the Cut-off Date collateral balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on the Class A1 and the Class A2 will double, the margin on the Class M1, M2, M3, M4 and M5 Certificates will increase to 1.5 times their initial margin and the interest rates on the Class B1 and B2 Certificates will increase by 0.50%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Review of the prepayment penalty collections by the servicers.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 11.50% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed the following levels set by the Rating Agencies:

Distribution Date	Loss Percentage
March 2007 to February 2008	4.00% for the first month, plus an additional 1/12th of 2.75% for each month thereafter
March 2008 to February 2009	6.75% for the first month, plus an additional 1/12th of 2.00 % for each month thereafter
March 2009 to February 2010	8.75% for the first month, plus an additional 1/12th of 1.75% for each month thereafter
March 2010 and thereafter	10.50%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures, bankruptcies and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

Contacts

MBS Trading	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2004-S1
Depositor:	Structured Asset Securities Corporation
Trustee:	Citibank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: March 25, 2004
Cut-Off Date:	February 1, 2004
Expected Pricing Date:	February [ ], 2004
Closing Date:	February 27, 2004
Settlement Date:	February 27, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 Days
Dated Date:	February 25, 2004
Day Count:	Actual/360 on the LIBOR Certificates and 30/360 on the Fixed Rate Certificates
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	0.0115% of the loan principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	[Minimum $25,000; increments of $1 in excess thereof for the Class A Certificates. Minimum $100,000; increments of $1,000 in excess thereof for the Subordinate Certificates.]
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A and Class M Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis– To 10% Call					
% CPR	20%	25%	30%	35%	40%
Class A1					
Avg. Life (yrs)	1.90	1.40	1.11	0.93	0.80
Window (mos)	1-82	1-65	1-31	1-26	1-22
Expected Final Mat.	12/25/2010	7/25/2009	9/25/2006	4/25/2006	12/25/2005
Class A2					
Avg. Life (yrs)	9.02	7.11	3.51	2.39	2.02
Window (mos)	82-119	65-94	31-77	26-32	22-27
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	10/25/2006	5/25/2006
Class M1					
Avg. Life (yrs)	6.45	5.45	5.78	3.91	2.54
Window (mos)	37-119	44-94	54-77	32-64	27-35
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	6/25/2009	1/25/2007
Class M2					
Avg. Life (yrs)	6.45	5.25	4.78	4.90	4.22
Window (mos)	37-119	40-94	44-77	49-64	35-55
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	6/25/2009	9/25/2008
Class M3					
Avg. Life (yrs)	6.45	5.19	4.53	4.26	4.34
Window (mos)	37-119	39-94	41-77	44-64	47-55
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	6/25/2009	9/25/2008
Class M4					
Avg. Life (yrs)	6.45	5.17	4.45	4.07	3.95
Window (mos)	37-119	38-94	40-77	41-64	43-55
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	6/25/2009	9/25/2008
Class M5					
Avg. Life (yrs)	6.45	5.16	4.41	3.99	3.80
Window (mos)	37-119	38-94	39-77	40-64	42-55
Expected Final Mat.	1/25/2014	12/25/2011	7/25/2010	6/25/2009	9/25/2008
Class B1					
Avg. Life (yrs)	1.29	1.35	1.41	1.49	1.59
Window (mos)	13-18	14-19	14-20	15-22	15-24
Expected Final Mat.	8/25/2005	9/25/2005	10/25/2005	12/25/2005	2/25/2006
Class B2					
Avg. Life (yrs)	0.96	0.98	1.01	1.04	1.08
Window (mos)	10-13	10-14	10-14	11-15	11-15
Expected Final Mat.	3/25/2005	4/25/2005	4/25/2005	5/25/2005	5/25/2005

Sensitivity Analysis– To Maturity					
% CPR	20%	25%	30%	35%	40%
Class A1					
Avg. Life (yrs)	1.90	1.40	1.11	0.93	0.80
Window (mos)	1-82	1-65	1-31	1-26	1-22
Expected Final Mat.	12/25/2010	7/25/2009	9/25/2006	4/25/2006	12/25/2005
Class A2					
Avg. Life (yrs)	10.37	8.47	4.41	2.39	2.02
Window (mos)	82-193	65-175	31-171	26-32	22-27
Expected Final Mat.	3/25/2020	9/25/2018	5/25/2018	10/25/2006	5/25/2006
Class M1					
Avg. Life (yrs)	7.00	6.01	6.48	5.06	2.54
Window (mos)	37-175	44-175	54-157	32-144	27-35
Expected Final Mat.	9/25/2018	9/25/2018	3/25/2017	2/25/2016	1/25/2007
Class M2					
Avg. Life (yrs)	7.00	5.80	5.23	5.33	5.69
Window (mos)	37-175	40-175	44-147	49-123	35-122
Expected Final Mat.	9/25/2018	9/25/2018	5/25/2016	5/25/2014	4/25/2014
Class M3					
Avg. Life (yrs)	7.00	5.70	4.95	4.61	4.64
Window (mos)	37-175	39-163	41-134	44-112	47-95
Expected Final Mat.	9/25/2018	9/25/2017	4/25/2015	6/25/2013	1/25/2012
Class M4					
Avg. Life (yrs)	7.00	5.63	4.83	4.38	4.21
Window (mos)	37-175	38-149	40-122	41-102	43-87
Expected Final Mat.	9/25/2018	7/25/2016	4/25/2014	8/25/2012	5/25/2011
Class M5					
Avg. Life (yrs)	6.96	5.57	4.75	4.27	4.02
Window (mos)	37-173	38-138	39-113	40-94	42-80
Expected Final Mat.	7/25/2018	8/25/2015	7/25/2013	12/25/2011	10/25/2010
Class B1					
Avg. Life (yrs)	1.29	1.35	1.41	1.49	1.59
Window (mos)	13-18	14-19	14-20	15-22	15-24
Expected Final Mat.	8/25/2005	9/25/2005	10/25/2005	12/25/2005	2/25/2006
Class B2					
Avg. Life (yrs)	0.96	0.98	1.01	1.04	1.08
Window (mos)	10-13	10-14	10-14	11-15	11-15
Expected Final Mat.	3/25/2005	4/25/2005	4/25/2005	5/25/2005	5/25/2005

Net Funds Cap [1]

Period	Net Funds Cap (%)	Period	Net Funds Cap (%)
1	10.35636	31	9.68795
2	9.68820	32	10.01087
3	10.01113	33	9.68793
4	9.68819	34	10.01085
5	10.01112	35	9.68791
6	9.68817	36	9.68790
7	9.68816	37	10.72587
8	10.01109	38	9.68788
9	9.68815	39	10.01079
10	10.01108	40	9.68785
11	9.68813	41	10.01077
12	9.68812	42	9.68783
13	10.72613	43	9.68782
14	9.68811	44	10.01073
15	10.01103	45	9.68780
16	9.68809	46	10.01071
17	10.01102	47	9.68777
18	9.68807	48	9.68776
19	9.68806	49	10.35587
20	10.01099	50	9.68774
21	9.68804	51	10.01065
22	10.01097	52	9.68771
23	9.68803	53	10.01062
24	9.68802	54	9.68769
25	10.72601	55	9.68767
26	9.68800	56	10.01058
27	10.01092	57	9.68765
28	9.68798	58	10.01055
29	10.01090	59	9.68762
30	9.68796	60	9.68760

(1) Assumes prepayments occur at 30% CPR.

SASCO 2004-S1 Collateral Summary

Total Number of Loans	6,189	**Prepayment Penalty**	
Total Outstanding Loan Balance	$251,925,010	None	79.7%
Average Loan Principal Balance	$40,705	0.001-1.000	1.0%
Fixed Rate	100.0%	1.001-2.000	14.1%
Prepayment Penalty	20.3%	2.001-3.000	5.2%
Weighted Average Coupon	10.5%	4.001-5.000	0.0%
Weighted Average Original Term (mo.)	214.2		
Weighted Average Remaining Term (mo.)	208.9	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	5.2	(Other states account individually for less than	
Weighted Average Combined LTV	98.9%	3% of the Cut-off Date principal balance)	
Non-Zero Weighted Average FICO	676	CA	52.9%
Non-Zero Weighted Average DTI	41.8%	CO	5.4%
		FL	4.4%
Lien Position		IL	4.1%
First	0.1%	TX	3.7%
Second	99.9%	AZ	3.4%
		WA	3.3%
Product Type			
Balloon	70.6%	**Occupancy Status**	
Fully Amortizing	29.4%	Primary Home	96.5%
		Investment	3.4%
		Second Home	0.1%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
0.01 - 50,000.00	4,572	$138,469,449.23	54.96%
50,000.01 - 100,000.00	1,505	99,312,989.71	39.42
100,000.01 - 150,000.00	105	12,811,076.79	5.09
150,000.01 - 200,000.00	5	839,239.26	0.33
200,000.01 - 250,000.00	2	492,254.92	0.20
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Minimum: $3,632.74
Maximum: $249,650.51
Average: $40,705.29

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
<= 5.500	1	$66,492.10	0.03%
7.501 - 8.000	30	871,706.26	0.35
8.001 - 8.500	56	1,989,156.45	0.79
8.501 - 9.000	123	5,022,322.82	1.99
9.001 - 9.500	187	7,150,350.89	2.84
9.501 - 10.000	374	14,610,754.34	5.80
10.001 - 10.500	3,537	152,402,808.25	60.50
10.501 - 11.000	1,010	41,225,036.28	16.36
11.001 - 11.500	472	15,411,045.68	6.12
11.501 - 12.000	303	9,730,760.62	3.86
12.001 - 12.500	41	1,392,068.57	0.55
12.501 - 13.000	29	1,189,926.79	0.47
13.001 - 13.500	24	801,513.08	0.32
13.501 - 14.000	2	61,067.78	0.02
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Minimum:	5.375%
Maximum:	13.750%
Weighted Average:	10.523%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
<= 170	7	$243,652.20	0.10%
171 - 180	4,235	183,149,293.47	72.70
181 - 240	869	30,966,216.37	12.29
301 - 360	1,078	37,565,847.87	14.91
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 214.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
<= 170	189	$8,396,035.96	3.33%
171 - 180	4,053	174,996,909.71	69.46
181 - 240	869	30,966,216.37	12.29
301 - 360	1,078	37,565,847.87	14.91
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Minimum: 105.0
Maximum: 357.0
Weighted Average: 208.9

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
20.001 - 30.000	4	$165,315.33	0.07%
30.001 - 40.000	7	293,615.81	0.12
60.001 - 70.000	5	132,333.90	0.05
70.001 - 80.000	16	710,039.87	0.28
80.001 - 90.000	333	10,559,849.81	4.19
90.001 - 100.000	5,824	240,063,855.19	95.29
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Minimum: 20.650%
Maximum: 100.000%
Weighted Average: 98.921%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
501 - 550	2	$46,484.91	0.02%
551 - 600	90	2,945,787.49	1.17
601 - 650	2,007	74,648,211.36	29.63
651 - 700	2,589	108,583,683.62	43.10
701 - 750	1,139	49,815,134.00	19.77
751 - 800	355	15,460,117.64	6.14
801 >=	7	425,590.89	0.17
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Minimum: 532
Maximum: 810
Weighted Average: 676

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
Purchase	5,329	$216,329,844.68	85.87%
Cash Out Refinance	661	26,762,477.68	10.62
Rate/Term Refinance	199	8,832,687.55	3.51
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
Single Family	4,317	$175,743,818.86	69.76%
PUD	943	40,861,846.50	16.22
Condo	579	21,341,712.93	8.47
2-4 Family	329	13,329,009.72	5.29
Townhouse	20	609,803.08	0.24
Row House	1	38,818.82	0.02
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Aggregate Principal Balance**
CA-S	1,762	$87,720,737.81	34.82%
CA-N	851	45,587,819.48	18.10
CO	353	13,549,636.07	5.38
FL	334	11,003,585.31	4.37
IL	299	10,218,648.23	4.06
TX	347	9,433,809.69	3.74
AZ	270	8,645,647.54	3.43
WA	229	8,341,529.56	3.31
MA	148	7,155,189.94	2.84
VA	124	5,003,113.46	1.99
MD	112	4,804,036.31	1.91
NV	102	3,637,184.47	1.44
NC	112	3,121,955.36	1.24
UT	61	2,714,629.32	1.08
OH	107	2,632,712.99	1.05
MI	87	2,572,434.41	1.02
MO	96	2,219,820.67	0.88
NY	43	1,912,955.13	0.76
CT	53	1,832,569.40	0.73
GA	59	1,796,773.74	0.71
PA	58	1,662,958.03	0.66
TN	56	1,560,396.96	0.62
IN	54	1,321,480.99	0.52
RI	36	1,300,329.88	0.52
IA	52	1,239,791.54	0.49
OR	38	1,170,971.22	0.46
NH	27	1,045,302.44	0.41
WI	36	1,014,370.89	0.40
NJ	20	766,184.29	0.30
ID	31	750,091.60	0.30
Other	232	6,188,343.18	2.46
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
None	4,898	$200,744,179.90	79.68%
1% of Orig. Bal.	14	383,263.82	0.15
1% of UPB	27	793,439.51	0.31
2 Mos. Int. on 80% of UPB	14	444,913.57	0.18
2% of Orig. Bal.	1	29,546.40	0.01
2% of UPB	89	2,836,901.28	1.13
3 Mos. Int. on 80% of UPB	41	1,737,191.25	0.69
3 Mos. Int. on UPB	1	60,676.13	0.02
5% of UPB	6	169,516.59	0.07
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	802	31,955,466.18	12.68
6 Mos. Int. on 80% of UPB	265	11,688,235.66	4.64
6 Mos. Int. on UPB	31	1,081,679.62	0.43
Total:	**6,189**	**$251,925,009.91**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Aggregate Principal Balance
Stated	3,137	$139,132,492.55	55.23%
Full	2,979	108,410,866.41	43.03
Limited	73	4,381,650.95	1.74
Total:	**6,189**	**$251,925,009.91**	**100.00%**

```
! SASCO_04_S1.CDI #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY ! MAX_CF_VECTSIZE 547
!
!! Created by Intex Deal Maker v3.6.127 , subroutines 3.0g1
!! 02/19/2004 10:06 AM
!
 COLLAT_TYPE "Residential Mortgages - Second Liens"
!
! Modeled in the Intex CMO Modeling Language, (NYFI4W904214)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
 DEFINE PREPAY PPC RISE_PERS 12 START_CPR 30 END_CPR 30
!
 DEFINE CONSTANT #OrigCollBal = 251925009.91
!
 DEFINE CONSTANT #OrigBondBal = 251925000.00
!
 DEFINE CONSTANT #SpecSenEnhPct = 64.200394583293%
 DEFINE CONSTANT #AAATargPct = 35.799605416707%
 DEFINE CONSTANT #AATargPct = 54.299555071031%
 DEFINE CONSTANT #ATargPct = 69.799405607486%
 DEFINE CONSTANT #BBBPTargPct = 78.799702961091%
 DEFINE CONSTANT #BBBTargPct = 84.299752362677%
 DEFINE CONSTANT #BBBMTargPct = 87.199821713716%
 DEFINE CONSTANT #BBPTargPct = 92.299752047980%
 DEFINE CONSTANT #BBTargPct = 95.800000000000%
 DEFINE #BondBal             = 251925000.00
!
   FULL_DEALNAME:  Sasco 2004-S1
!
   ISSUER:        Sasco 03-S2
   DEALER:        Lehman Brothers
   DEAL SIZE:     $ 251925000.00
   PRICING SPEED:  30% CPR
!  ISSUE DATE:     20031101
   SETTLEMENT DATE: 20040227
!
 Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "EXP", "A1", "A2", "M1", "M2", "M3", "M4", "M5", "B1", "B2"
!
 DEAL_CLOCK_INFO _
   ISSUE_CDU_DATE        20040201 _
   DEAL_FIRSTPAY_DATE      20040325
!
!
 DEFINE #FloorBonds      = 0.50% * 251925000
 DEFINE #ReqPerc        = 0
 DEFINE #TrigEnhFrac     = 0
 DEFINE #CumLossShft      = 0
 DEFINE #TrigCumLossFrac   = 0
 DEFINE #SDReqPerc       = 0
```

```
 DEFINE #SDTrigEnhFrac      = 0
 DEFINE #SDCumLossShft      = 0
 DEFINE #SDTrigCumLossFrac  = 0
 DEFINE #SpecOCTarg         = 5290425
 DEFINE STANDARDIZE OC_ACTUAL_VAL             #OC           = 9.91
 DEFINE STANDARDIZE OCT_INITVAL         CONSTANT #InitOCTarg    = 5290425
 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
 DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac    = 0
 DEFINE STANDARDIZE EXCESS_INTEREST           #XSSpread      = 0
 DEFINE STANDARDIZE OCT_FLOOR           CONSTANT #FloorOCTarg   = #FloorBonds
 DEFINE STANDARDIZE OCT_VAL            DYNAMIC  #Octval        = #SpecOCTarg
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
!
 DEFINE #FGBal     = 0
 DEFINE #FGWrapBal = 251925009.91
!
 DEFINE TABLE "OC_SDCUMLOSS0" (37, 2) = "MONTH" "OC_SDCUMLOSS_FRAC0"
    37.1  0.04
    38.1  0.04229166667
    39.1  0.04458333333
    40.1  0.046875
    41.1  0.04916666667
    42.1  0.05145833333
    43.1  0.05375
    44.1  0.05604166667
    45.1  0.05833333333
    46.1  0.060625
    47.1  0.06291666667
    48.1  0.06520833333
    49.1  0.0675
    50.1  0.06916666667
    51.1  0.07083333333
    52.1  0.0725
    53.1  0.07416666667
    54.1  0.07583333333
    55.1  0.0775
    56.1  0.07916666667
    57.1  0.08083333333
    58.1  0.0825
    59.1  0.08416666667
    60.1  0.08583333333
    61.1  0.0875
    62.1  0.08895833333
    63.1  0.09041666667
    64.1  0.091875
    65.1  0.09333333333
    66.1  0.09479166667
    67.1  0.09625
    68.1  0.09770833333
    69.1  0.09916666667
```

```
  70.1  0.100625
  71.1  0.1020833333
  72.1  0.1035416667
  73.1  0.105
!
 DEFINE TABLE "OC_CUMLOSS0" (50, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
  37.1  0.04
  38.1  0.04229166667
  39.1  0.04458333333
  40.1  0.046875
  41.1  0.04916666667
  42.1  0.05145833333
  43.1  0.05375
  44.1  0.05604166667
  45.1  0.05833333333
  46.1  0.060625
  47.1  0.06291666667
  48.1  0.06520833333
  49.1  0.0675
  50.1  0.06916666667
  51.1  0.07083333333
  52.1  0.0725
  53.1  0.07416666667
  54.1  0.07583333333
  55.1  0.0775
  56.1  0.07916666667
  57.1  0.08083333333
  58.1  0.0825
  59.1  0.08416666667
  60.1  0.08583333333
  61.1  0.0875
  62.1  0.08895833333
  63.1  0.09041666667
  64.1  0.091875
  65.1  0.09333333333
  66.1  0.09479166667
  67.1  0.09625
  68.1  0.09770833333
  69.1  0.09916666667
  70.1  0.100625
  71.1  0.1020833333
  72.1  0.1035416667
  73.1  0.105
  74.1  0.05470833333
  75.1  0.05491666667
  76.1  0.055125
  77.1  0.05533333333
  78.1  0.05554166667
  79.1  0.05575
  80.1  0.05595833333
  81.1  0.05616666667
  82.1  0.056375
  83.1  0.05658333333
  84.1  0.05679166667
  85.1  0.057
```

```
    360.1   0.057
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
 INITIAL INDEX    LIBOR_1MO        1.10
!
!
Tranche "EXP" SEN_FEE_NO
 Block ( #FGWrapBal ); at 0. NOTIONAL WITH FORMULA BEGIN ( COLL_PREV_BAL ); _
                                      END ( COLL_BAL ); _
       DAYCOUNT 30360 FREQ M _
       Delay 24  Dated 20040201  Next 20040325
!
Tranche "A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 157847000.00 at 1.23  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.26 ELSE
0.13 ))
   0    999
!
Tranche "A2" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 18500000.00 at 1.45  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.7 ELSE
0.35 ))
   0    999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 23303000.00 at 1.65  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.825 ELSE
0.55 ))
   0    999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 19524000.00 at 2.2  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.65 ELSE
1.1 ))
   0    999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
```

```
  Block 11337000.00 at 2.6  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.25 ELSE
1.5 ))
   0    999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 6928000.00 at 2.85  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.625 ELSE
1.75 ))
   0    999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 3653000.00 at 3.6  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.75 ELSE
2.5 ))
   0    999
!
Tranche "B1" MEZ_FIX_CAP ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 6424000.00 at 7  FREQ M FLOAT _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
  ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 7.5 ELSE 7 )
  0   999
!
Tranche "B2" JUN_FIX_CAP ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 4409000.00 at 7  FREQ M FLOAT _
       COUPONCAP 30360 NONE ( #NetRate * 30 / (IF CURDATE EQ DEAL_FIRST_PAYDATE THEN
28 ELSE 30) ); _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040227  Next 20040325
  ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 7.5 ELSE 7 )
  0   999
!
Tranche "R" SEN_RES
  Block 251925009.91 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20040201  Next 20040325
!
 Tranche "#OC"          SYMVAR
 Tranche "#SpecOCTarg"    SYMVAR
!
```

```
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040227
!
 DEFINE DYNAMIC STICKY #30360Adj_Mgmt_Fee = 30 / 360
 EXPENSE "Mgmt_Fee"          = (0.015% * ( COLL_PREV_BAL ) * #30360Adj_Mgmt_Fee);
!
 FINANCIAL_GUARANTY "FG" _
         ON COLLAT _
         COVERS DELINQ LOSSES _
         TOTAL_PAYOUT_CAP 39418819.76 _
         BY "Pool Policy"
!
 CLASS "EXP"    NO_BUILD_TRANCHE _
            = "EXP"
 CLASS "A1"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "A1"
 CLASS "A2"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "A2"
 CLASS "AA"     NO_BUILD_TRANCHE _
            = "M1"
 CLASS "A"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M2"
 CLASS "BBBP"   NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M3"
 CLASS "BBB"    NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M4"
 CLASS "BBBM"   NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M5"
 CLASS "BBP"    NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "B1"
 CLASS "BB"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "B2"
 CLASS "RESID"  NO_BUILD_TRANCHE _
            = "R#1"
 CLASS "AAA" ALLOCATION _
            = "A1" "A2"
!
!
```

```
 CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
          DISTRIB_CLASS RULES _
          SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
          SHORTFALL_EARN_INT INTEREST TRUE _
           = "EXP" "AAA" "AA" "A" "BBBP" "BBB" "BBBM" "BBP" "BB"  "RESID"
!
 DEFINE PSEUDO_TRANCHE CLASS "AAA"       Delay 24  Dated 20040201  Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
 CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
     FULL_NAME   "Step Up Cumulative Loss Trigger" _
     ORIG_TESTVAL   0.000% _
     TESTVAL       ( #TrigCumLossFrac); _
     ORIG_TARGETVAL  4% _
     TARGETVAL      (#CumLossShft); _
     TRIGVAL        LODIFF
!
TRIGGER "StepUp-DlqEnh" _
     FULL_NAME   "Step Up Enhancement Delinquency Trigger" _
     ORIG_TESTVAL   0.000% _
     TESTVAL       ( #TrigEnhFrac); _
     ORIG_TARGETVAL  16.5001106739462% _
     TARGETVAL      (#ReqPerc); _
     TRIGVAL        LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
     FULL_NAME   "Step Up Trigger" _
     DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the original collateral balance exceeds the target defined by a schedule;_
              Month <=        %;_
                 37        4%; _
                 38        4.229166667%; _
                 39        4.458333333%; _
                 40        4.6875%; _
                 41        4.916666667%; _
                 42        5.145833333%; _
                 43        5.375%; _
                 44        5.604166667%; _
                 45        5.833333333%; _
                 46        6.0625%; _
                 47        6.291666667%; _
                 48        6.520833333%; _
                 49        6.75%; _
                 50        6.916666667%; _
                 51        7.083333333%; _
                 52        7.25%; _
                 53        7.416666667%; _
                 54        7.583333333%; _
                 55        7.75%; _
                 56        7.916666667%; _
```

```
                  57        8.083333333%; _
                  58        8.25%; _
                  59        8.416666667%; _
                  60        8.583333333%; _
                  61        8.75%; _
                  62        8.895833333%; _
                  63        9.041666667%; _
                  64        9.1875%; _
                  65        9.333333333%; _
                  66        9.479166667%; _
                  67        9.625%; _
                  68        9.770833333%; _
                  69        9.916666667%; _
                  70        10.0625%; _
                  71        10.20833333%; _
                  72        10.35416667%; _
                  73        10.5%; _
                  74        5.470833333%; _
                  75        5.491666667%; _
                  76        5.5125%; _
                  77        5.533333333%; _
                  78        5.554166667%; _
                  79        5.575%; _
                  80        5.595833333%; _
                  81        5.616666667%; _
                  82        5.6375%; _
                  83        5.658333333%; _
                  84        5.679166667%; _
                  85        5.7%; _
                  360       5.7%; _
_
 or;(2) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.55 * the Senior Enhancement Percentage."_
    IMPACT     "If a Step Up Trigger is in effect the OC target will change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
    TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));
!
TRIGGER "StepDown-DlqEnh" _
    FULL_NAME  "Step Down Enhancement Delinquency Trigger" _
    ORIG_TESTVAL  0.000% _
    TESTVAL       ( #SDTrigEnhFrac); _
    ORIG_TARGETVAL  3.45002314091603% _
    TARGETVAL      (#SDReqPerc); _
    TRIGVAL        LODIFF
!
TRIGGER "StepDown-CumLoss" _
    FULL_NAME  "Step Down Cumulative Loss Trigger" _
    ORIG_TESTVAL  0.000% _
    TESTVAL       ( #SDTrigCumLossFrac); _
    ORIG_TARGETVAL  4% _
    TARGETVAL      (#SDCumLossShft); _
    TRIGVAL        LODIFF
```

```
!
TRIGGER "STEPDOWN_TRIGGER" _
     FULL_NAME   "Step Down Trigger" _
     DEFINITION "A Step Down Trigger exists, if_
;(1) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.115 * the Senior Enhancement Percentage._
 or;(2) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the collateral balance exceeds the target defined by a schedule;_
              Month <=        %;_
                 37        4%; _
                 38        4.229166667%; _
                 39        4.458333333%; _
                 40        4.6875%; _
                 41        4.916666667%; _
                 42        5.145833333%; _
                 43        5.375%; _
                 44        5.604166667%; _
                 45        5.833333333%; _
                 46        6.0625%; _
                 47        6.291666667%; _
                 48        6.520833333%; _
                 49        6.75%; _
                 50        6.916666667%; _
                 51        7.083333333%; _
                 52        7.25%; _
                 53        7.416666667%; _
                 54        7.583333333%; _
                 55        7.75%; _
                 56        7.916666667%; _
                 57        8.083333333%; _
                 58        8.25%; _
                 59        8.416666667%; _
                 60        8.583333333%; _
                 61        8.75%; _
                 62        8.895833333%; _
                 63        9.041666667%; _
                 64        9.1875%; _
                 65        9.333333333%; _
                 66        9.479166667%; _
                 67        9.625%; _
                 68        9.770833333%; _
                 69        9.916666667%; _
                 70        10.0625%; _
                 71        10.20833333%; _
                 72        10.35416667%; _
                 73        10.5%; _
"
_
     IMPACT    "If a Step Down Trigger is in effect the OC target CANNOT stepdown to_
 0% of the current balance of the collateral." _
     TRIGVAL FORMULA ( min(TRIGGER("StepDown-DlqEnh","TRIGVAL"),
TRIGGER("StepDown-CumLoss","TRIGVAL")));
!
 OPTIONAL REDEMPTION:   "Cleanup" _
               WHEN_EXPR ( COLL_PREV_BAL / #OrigCollBal < 10% ); _
```

```
                PRICE_P ( COLL_BAL );
!
DEFINE MACRO BLOCK #AAA_Int =
{
-----------------------------------
     from :  CLASS ( "AAA" )
      pay :  CLASS INTEREST PRO_RATA  ( "A1"; "A2" )
-----------------------------------
}
DEFINE MACRO BLOCK #AAA_InS =
{
-----------------------------------
     from :  CLASS ( "AAA" )
      pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "A2" )
-----------------------------------
}
DEFINE MACRO BLOCK #AAA_Prn =
{
-----------------------------------
  calculate :  #P_AAA = BBAL("A1","A2") - BBAL("AAA")
-----------------------------------
     from :  CLASS ( "AAA" )
      pay :  CLASS INTEREST SEQUENTIAL ( "A1" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "A1" )
-----------------------------------
     from :  CLASS ( "AAA" )
     from :  SUBACCOUNT ( #P_AAA )
      pay :  CLASS BALANCE  SEQUENTIAL ( "A1" )
-----------------------------------
     from :  CLASS ( "AAA" )
      pay :  CLASS INTEREST SEQUENTIAL ( "A2" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "A2" )
-----------------------------------
     from :  CLASS ( "AAA" )
     from :  SUBACCOUNT ( #P_AAA )
      pay :  CLASS BALANCE  SEQUENTIAL ( "A2" )
-----------------------------------
!
-----------------------------------
     from :  CLASS ( "A1" )
      pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
     from :  CLASS ( "A2" )
      pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #AA_Prn =
{
-----------------------------------
     from :  CLASS ( "AA" )
      pay :  SEQUENTIAL ( "M1#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #A_Prn =
{
```

```
-----------------------------------
      from :  CLASS ( "A" )
       pay :  SEQUENTIAL ( "M2#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #BBBP_Prn =
{
-----------------------------------
      from :  CLASS ( "BBBP" )
       pay :  SEQUENTIAL ( "M3#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #BBB_Prn =
{
-----------------------------------
      from :  CLASS ( "BBB" )
       pay :  SEQUENTIAL ( "M4#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #BBBM_Prn =
{
-----------------------------------
      from :  CLASS ( "BBBM" )
       pay :  SEQUENTIAL ( "M5#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #BBP_Prn =
{
-----------------------------------
      from :  CLASS ( "BBP" )
       pay :  SEQUENTIAL ( "B1#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #BB_Prn =
{
-----------------------------------
      from :  CLASS ( "BB" )
       pay :  SEQUENTIAL ( "B2#1" )
-----------------------------------
}
!
!
 CMO Block Payment Rules
-----------------------------------
  calculate :  #Princ            = COLL_P
!
  calculate :  #Interest          = COLL_I
!
  calculate :  #PrevSpecOC        = #SpecOCTarg
!
  calculate :  #CurrentOC         = MAX( 0, COLL_BAL - (BBAL("A1#1", "A2#1", "M1#1", "M2#1", "M3#1",
"M4#1", "M5#1", "B1#1", "B2#1") - #Princ))
!
  calculate :  #XSSpread          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("AAA") + COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Mgmt_Fee") )
```

```
!
 calculate : #FloorOCTotal        = #FloorOCTarg
!
 calculate : #StepOCTarg          = COLL_BAL * #StepOCFrac
!
 calculate : #StepDownDatePass    = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
 calculate : #SpecOCTarg          = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )
!
 calculate : #SpecOCTarg          = MIN( #SpecOCTarg, COLL_BAL )
!
 calculate : #SpecOCTarg          = #Octval
!
 calculate : #OCDeficiency        = MAX(0, #SpecOCTarg - #CurrentOC)
!
 calculate : #OCSurplus           = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
 calculate : #PrincPmt            = MAX(0, COLL_P - #OCSurplus)
!
 calculate : #XSIntRem            = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("AAA") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
 calculate : #SpreadHol           = MIN( MAX(0, #XSIntRem - DELINQ_NET_LOSS), #XSIntRem *
100/100 )
!
 calculate : #XSIntRem            = IF CURMONTH LE 6 THEN MAX(0, #XSIntRem - #SpreadHol) ELSE
#XSIntRem
!
 calculate : #SubDefic            = MAX ( 0, ( BBAL("ROOT") - #Princ ) - COLL_BAL )
!
 calculate : #AddPrinc            = MIN( #XSIntRem, #SubDefic )
 calculate : #XSIntRem            = MAX( 0, #XSIntRem - #AddPrinc )
!
 calculate : #XtraPDA             = MIN( #OCDeficiency, #XSIntRem )
 calculate : #XSIntRem            = MAX( 0, #XSIntRem - #XtraPDA )
!
 calculate : #DistribAmt          = #PrincPmt + #AddPrinc + #XtraPDA
!
 calculate : #ClassAAAPDA         = BBAL("A1", "A2") _
                       - MIN(COLL_BAL - #FloorOCTotal, #AAATargPct * COLL_BAL)
 calculate : #ClassAAAPDA         = MAX( 0.0, MIN(BBAL("A1", "A2"), #ClassAAAPDA ))
 calculate : #ClassAAAPDA         = MAX( 0, MIN( #ClassAAAPDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
 calculate : #SenEnhancePct       = (COLL_BAL - (BBAL("AAA") - #ClassAAAPDA )) / COLL_BAL
!
 calculate : #StepDownBal         = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
 calculate : #StepDown            = #StepDown OR ( #StepDownDatePass AND #StepDownBal )
!
```

```
  calculate : #ReqPerc          = 0.55 *(COLL_BAL - (BBAL("AAA") - #ClassAAAPDA )) / COLL_BAL
!
  calculate : #TrigEnhFrac       = 1 * AVG_COLL("RATE",-1,2,1)
!
  calculate : #CumLossShft       = LOOKUP_TBL( "STEP",  CURMONTH    , "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
  calculate : #TrigCumLossFrac    = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate : #TrigEvent         = TRIGGER("STEPUP_TRIGGER")
!
  calculate : #TrigOCTargPost     = #PrevSpecOC
!
  calculate : #SpecOCTarg        = IF #StepDown _
                     THEN IF #TrigEvent _
                        THEN MAX( MIN( #InitOCTarg, #StepOCTarg ) , #TrigOCTargPost,
#FloorOCTotal ) _
                        ELSE MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )  _
                     ELSE MAX ( #InitOCTarg, #FloorOCTotal )
!
  calculate : #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate : #SpecOCTarg        = #Octval
!
  calculate : #OCDeficiency      = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate : #OCSurplus         =  0
!!!  calculate : #OCSurplus        =  MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate : #PrincPmt          = MAX(0, COLL_P - #OCSurplus)
!
!
  calculate : #XSIntRem          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("AAA") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
  calculate : #SpreadHol         = MIN( MAX(0, #XSIntRem - DELINQ_NET_LOSS), #XSIntRem *
100/100 )
!
  calculate : #XSIntRem          = IF CURMONTH LE 6 THEN MAX(0, #XSIntRem - #SpreadHol) ELSE
#XSIntRem
!
  calculate : #SubDefic          = MAX ( 0, ( BBAL("ROOT") - #Princ ) - COLL_BAL )
!
  calculate : #AddPrinc          = MIN( #XSIntRem, #SubDefic )
  calculate : #XSIntRem          = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate : #XtraPDA           = MIN( #OCDeficiency, #XSIntRem )
  calculate : #XSIntRem          = MAX( 0, #XSIntRem - #XtraPDA )
!
  calculate : #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate : #ClassAAAPDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                       THEN #DistribAmt _
                       ELSE BBAL("A1", "A2") _
                       - MIN(COLL_BAL - #FloorOCTotal, #AAATargPct * COLL_BAL)
```

```
  calculate : #ClassAAAPDA        = MAX( 0.0, MIN(BBAL("A1", "A2"), #ClassAAAPDA ))
  calculate : #ClassAAAPDA        = MAX( 0, MIN( #ClassAAAPDA, #DistribAmt ) )
!
!
  calculate : #ClassAAPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassAAAPDA _
                        ELSE BBAL("A1", "A2", "M1") - #ClassAAAPDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #AATargPct * COLL_BAL)
  calculate : #ClassAAPDA        = MAX( 0.0, MIN(BBAL("M1"), #ClassAAPDA ))
  calculate : #ClassAAPDA        = MAX( 0, MIN( #ClassAAPDA, #DistribAmt - #ClassAAAPDA ) )
!
!
  calculate : #ClassAPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassAAAPDA - #ClassAAPDA _
                        ELSE BBAL("A1", "A2", "M1", "M2") - #ClassAAAPDA - #ClassAAPDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #ATargPct * COLL_BAL)
  calculate : #ClassAPDA        = MAX( 0.0, MIN(BBAL("M2"), #ClassAPDA ))
  calculate : #ClassAPDA        = MAX( 0, MIN( #ClassAPDA, #DistribAmt - #ClassAAAPDA -
#ClassAAPDA ) )
!
!
  calculate : #ClassBBBPPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassAAAPDA - #ClassAAPDA - #ClassAPDA _
                        ELSE BBAL("A1", "A2", "M1", "M2", "M3") - #ClassAAAPDA - #ClassAAPDA -
#ClassAPDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #BBBPTargPct * COLL_BAL)
  calculate : #ClassBBBPPDA        = MAX( 0.0, MIN(BBAL("M3"), #ClassBBBPPDA ))
  calculate : #ClassBBBPPDA        = MAX( 0, MIN( #ClassBBBPPDA, #DistribAmt - #ClassAAAPDA -
#ClassAAPDA - #ClassAPDA ) )
!
!
  calculate : #ClassBBBPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassAAAPDA - #ClassAAPDA - #ClassAPDA -
#ClassBBBPPDA _
                        ELSE BBAL("A1", "A2", "M1", "M2", "M3", "M4") - #ClassAAAPDA -
#ClassAAPDA - #ClassAPDA - #ClassBBBPPDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #BBBTargPct * COLL_BAL)
  calculate : #ClassBBBPDA        = MAX( 0.0, MIN(BBAL("M4"), #ClassBBBPDA ))
  calculate : #ClassBBBPDA        = MAX( 0, MIN( #ClassBBBPDA, #DistribAmt - #ClassAAAPDA -
#ClassAAPDA - #ClassAPDA - #ClassBBBPPDA ) )
!
!
  calculate : #ClassBBBMPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassAAAPDA - #ClassAAPDA - #ClassAPDA -
#ClassBBBPPDA - #ClassBBBPDA _
                        ELSE BBAL("A1", "A2", "M1", "M2", "M3", "M4", "M5") - #ClassAAAPDA -
#ClassAAPDA - #ClassAPDA - #ClassBBBPPDA - #ClassBBBPDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #BBBMTargPct * COLL_BAL)
  calculate : #ClassBBBMPDA        = MAX( 0.0, MIN(BBAL("M5"), #ClassBBBMPDA ))
  calculate : #ClassBBBMPDA        = MAX( 0, MIN( #ClassBBBMPDA, #DistribAmt - #ClassAAAPDA -
#ClassAAPDA - #ClassAPDA - #ClassBBBPPDA - #ClassBBBPDA ) )
!
!
  calculate : #ClassBBPPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassAAAPDA - #ClassAAPDA - #ClassAPDA -
```

```
#ClassBBBPPDA - #ClassBBBPDA - #ClassBBBMPDA _
                         ELSE BBAL("A1", "A2", "M1", "M2", "M3", "M4", "M5", "B1") - #ClassAAAPDA -
#ClassAAPDA - #ClassAPDA - #ClassBBBPPDA - #ClassBBBPDA - #ClassBBBMPDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #BBPTargPct * COLL_BAL)
  calculate : #ClassBBPPDA       = MAX( 0.0, MIN(BBAL("B1"), #ClassBBPPDA ))
  calculate : #ClassBBPPDA       = MAX( 0, MIN( #ClassBBPPDA, #DistribAmt - #ClassAAAPDA -
#ClassAAPDA - #ClassAPDA - #ClassBBBPPDA - #ClassBBBPDA - #ClassBBBMPDA ) )
!
!
  calculate : #ClassBBPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                         THEN #DistribAmt - #ClassAAAPDA - #ClassAAPDA - #ClassAPDA -
#ClassBBBPPDA - #ClassBBBPDA - #ClassBBBMPDA - #ClassBBPPDA _
                         ELSE BBAL("A1", "A2", "M1", "M2", "M3", "M4", "M5", "B1", "B2") -
#ClassAAAPDA - #ClassAAPDA - #ClassAPDA - #ClassBBBPPDA - #ClassBBBPDA - #ClassBBBMPDA
- #ClassBBPPDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #BBTargPct * COLL_BAL)
  calculate : #ClassBBPDA        = MAX( 0.0, MIN(BBAL("B2"), #ClassBBPDA ))
  calculate : #ClassBBPDA        = MAX( 0, MIN( #ClassBBPDA, #DistribAmt - #ClassAAAPDA -
#ClassAAPDA - #ClassAPDA - #ClassBBBPPDA - #ClassBBBPDA - #ClassBBBMPDA - #ClassBBPPDA
) )
!
!
 calculate : "AAA" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassAAAPDA
!
 calculate : "AA" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassAAPDA
!
 calculate : "A" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassAPDA
!
 calculate : "BBBP" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassBBBPPDA
!
 calculate : "BBB" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassBBBPDA
!
 calculate : "BBBM" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassBBBMPDA
!
 calculate : "BBP" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassBBPPDA
!
 calculate : "BB" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassBBPDA
!
------------------------------------
     pay : CLASS ENTIRETY SEQUENTIAL ( "EXP" )
------------------------------------
     from : CLASS ( "ROOT" )
     pay : EXPENSE ( "Mgmt_Fee" )
------------------------------------
     pay : CLASS INTEREST PRO_RATA ( "AAA" )
------------------------------------
 {#AAA_Int}
```

```
------------------------------------
     pay :  CLASS INTSHORT  PRO_RATA  ( "AAA" )
------------------------------------
{#AAA_InS}
------------------------------------
     pay :  CLASS INTEREST  PRO_RATA  ( "AA" )
     pay :  CLASS INTEREST  PRO_RATA  ( "A" )
     pay :  CLASS INTEREST  PRO_RATA  ( "BBBP" )
     pay :  CLASS INTEREST  PRO_RATA  ( "BBB" )
     pay :  CLASS INTEREST  PRO_RATA  ( "BBBM" )
     pay :  CLASS INTEREST  PRO_RATA  ( "BBP" )
     pay :  CLASS INTEREST  PRO_RATA  ( "BB" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "AAA" )
------------------------------------
{#AAA_Prn}
------------------------------------
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "AA" )
------------------------------------
{#AA_Prn}
------------------------------------
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A" )
------------------------------------
{#A_Prn}
------------------------------------
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "BBBP" )
------------------------------------
{#BBBP_Prn}
------------------------------------
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "BBB" )
------------------------------------
{#BBB_Prn}
------------------------------------
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "BBBM" )
------------------------------------
{#BBBM_Prn}
------------------------------------
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "BBP" )
------------------------------------
{#BBP_Prn}
------------------------------------
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "BB" )
------------------------------------
{#BB_Prn}
------------------------------------
     pay :  CLASS INTSHORT  PRO_RATA  ( "AA" )
------------------------------------
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "AA" )
     pay :  CLASS INTSHORT  PRO_RATA  ( "A" )
------------------------------------
    from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "A" )
     pay :  CLASS INTSHORT  PRO_RATA  ( "BBBP" )
------------------------------------
    from :  CLASS ( "ROOT" )
```

```
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "BBBP" )
      pay :  CLASS INTSHORT  PRO_RATA  ( "BBB" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "BBB" )
      pay :  CLASS INTSHORT  PRO_RATA  ( "BBBM" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "BBBM" )
      pay :  CLASS INTSHORT  PRO_RATA  ( "BBP" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "BBP" )
      pay :  CLASS INTSHORT  PRO_RATA  ( "BB" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "BB" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "A1"; "A2"; "A"; "BBBP"; "BBB"; "BBBM";
"BBP"; "BB" )
-----------------------------------
!
-----------------------------------
     when :  is_TRUE (curmonth gt 6 )
     from :  CLASS ( "ROOT" )
      pay :  CLASS BALANCE SEQUENTIAL ( "BB","BBP" )
-----------------------------------
-----------------------------------
     from :  CLASS ( "BB" )
      pay :  SEQUENTIAL ( "B2#1" )
-----------------------------------
-----------------------------------
     from :  CLASS ( "BBP" )
      pay :  SEQUENTIAL ( "B1#1" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  AS_INTEREST ( "R" )
-----------------------------------
-----------------------------------
  calculate : #WriteDown = MAX(0.0,
BBAL("A1#1","A2#1","M1#1","M2#1","M3#1","M4#1","M5#1","B1#1","B2#1") - COLL_BAL)
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "B2#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "B1#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
-----------------------------------
```

```
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
------------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
  calculate : #BondBal     = BBAL("A1#1","A2#1","M1#1","M2#1","M3#1","M4#1","M5#1","B1#1","B2#1")
  calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
------------------------------------
  calculate : #FGWrapBal = COLL_BAL
------------------------------------
  calculate : #LastFGBal = #FGBal
  calculate : #FGBal = CREDIT_ENHANCEMENT("FG")
  calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
------------------------------------
!
 Collateral OVER
!
!    Factor    --Delay--
! Type  Date     P/Y   BV   Use BV for 0
 WL  20040201   9999 9999   FALSE
!
! Pool# Type    Gross    Current    Original   --Fee--  Maturity Orig
!            Coupon    Factor     Balance    P/Y  BV  P/Y   BV Term
!! BEGINNING OF COLLATERAL
M     1   "15 YR Fixed"  WL   00   WAC        10.45335 (     5492947.25 /     5492947.25 );
5492947.25                0.5115      0.5115        174:6     174:6     180 NO_CHECK
M     2   "30 YR Fixed"  WL   00   WAC        10.68374 (    68532064.24 /    68532064.24 );
68532064.24               0.5115      0.5115        301:5     301:5     306 NO_CHECK
M     3   "Balloon"     WL   00   WAC       10.46273 (    177899998.42 /   177899998.42 );
177899998.42              0.5115      0.5115        355:5     355:5     360 NO_CHECK BALLOON
SCHED_BOTH        180
```